MCCORMICK
CAPITAL
MANAGEMENT, Inc.


September 26, 2006
                                                     [GRAPHIC OMITTED]
Similar to 2005, 1995 & 1985

Dear Shareholders,

When I last  communicated  with you,  the
stock  market  and our Elite  Growth & Income  "If I were to tell you something,
Fund were down for the year and I was           would you promise not to repeat
pounding  the table  telling you to sell your    it?"
house and buy stocks.  Those negative
numbers have now turned positive and the pessimists are wrong once again.

I find this year similar to 2005 when we spent much of the year going up & down but on balance, going nowhere. In the latter half of 2005, over a short period of time, good economic news precipitated a strong rally allowing us to have a good return for the year.

2006 is similar to 1995 and 1985 in that the financial headlines in each of those years were also filled with stories of a slowing economy. More importantly, the Federal Reserve stopped increasing interest rates in 1995/1985, as they have done today, and the stock market responded with a 30% rally in each of those years.

Our story is unchanged. Corporate earnings and balance sheets are good. Interest rates have stopped going up and the price of oil has declined. We are just waiting for a match to ignite what could be an explosive stock market rally.

INTEREST RATES/ BOND INCOME FUND

I spend a considerable amount of time studying what the Federal Reserve Board is doing with interest rates. What they do with interest rates is fundamental to the direction and magnitude of movements, in both the bond and stock markets. Therefore, the recent pause by the Federal Reserve in their quest to increase interest rates is significant and has allowed the bond market to rally. The return in our bond Income Fund after nine months is about 3.25%, with three months remaining in the year. This compares to the Lipper Short Investment Grade Bond Index which is up 3.23% for the same period.

THIRD QUARTER STATEMENTS

Late next week you will be receiving your third quarter statements. If you have any questions, do not hesitate to give us a call.

Warm Regards,                                     NAV VALUE AS OF 9/26/06:

/s/ Dick McCormick                                Income Fund:          $9.90
Dick McCormick                                    Growth & Income:      $21.68


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/17/06, WHICH YOU PREVIOUSLY RECEIVED OR IS INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH MUST ACCOMPANY OR PRECEDE THIS LITERATURE. READ IT CAREFULLY BEFORE YOUR INVEST.

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   Seattle Area: (206) 624-5863   o Toll Free (800) 423-1068   o Email: mcminfo@mcmelite.com   o www.elitefunds.com
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